Bison Capital Acquisition Corp.

609-610 21st Century Tower

No. 40 Liangmaqiao Road
Chaoyang District, Beijing, China

April 15, 2019

Via Edgar

Ms. Dorrie Yale

Division of Corporation Finance

Office of Healthcare & Insurance

U.S. Securities and Exchange Commission

Re:	Bison Capital Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed April 4, 2019

File No. 333-229127

Dear Ms. Yale:

This letter is in response to the letter dated April 11, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bison Capital Acquisition Corp. (the “Company”, “we”, “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form S-4 (“Amendment No.3 to Form S-4”) is being submitted confidentially to accompany this letter.

Form S-4 Amendment 2

Questions and Answers about the Proposals for Shareholders

Q: What vote is required to approve the proposals presented at the Meeting?, page 14

1.	We note your revised disclosures on page 68 regarding the ownership level of your Sponsor and other initial stockholders. Please revise to highlight here that your Sponsor and other initial stockholders own 70.74% of your outstanding shares, have agreed to vote their shares in favor of the Business Combination, and accordingly, the approval of your public shareholders is not needed to approve the Business Combination.

Response: Pursuant to the Staff’s comment, we have added a paragraph on page 14 of Amendment No. 3 to Form S-4 to highlight that our Sponsor and other initial stockholders own 70.74% of our outstanding shares, have agreed to vote their shares in favor of the Business Combination, and accordingly, the approval of our public shareholders is not needed to approve the Business Combination.

The Business Combination Proposal

Background of the Business Combination, page 110

2.	We note that you have deleted portions of your description of the transaction background on page 113. If you meant to move the disclosures to a more chronological order, please move and restore the disclosures accordingly. If you intended to delete these disclosures, please explain why as the disclosures appear to be important to understanding the transaction background.

Response: Pursuant to the Staff’s comment, we have restored some of the disclosures deleted from the previous filing and have moved them to a more chronological order from page 112 to page 114 of Amendment No. 3 to Form S-4. We did not restore all the disclosures we deleted from the previous filing as some of them were repeated under ”The Business Combination Proposal — Background of the Business Combination.”

Venture Report, page 116

3.	We note the statement on page 118 that the information about Xynomic in the Venture Report does not constitute disclosures made by Xynomic or Bison under this proxy statement/prospectus. While it may be acceptable to include qualifying language concerning information in the Venture Report, it is inappropriate to disclaim responsibility for disclosure made in the proxy statement/prospectus, which includes the Venture Report. Please revise to remove this disclaimer.

Response: Pursuant to the Staff’s comment, we have removed the statement that Venture Report does not constitute disclosure made by Xynomic or Bison under this proxy statement/prospectus on page 118 of the Amendment No. 3 of Form S-4.

Liquidity and Capital Resources, page 170

4.	We note that you have revised the disclosure on pages 170-171 to say that you intend to use remaining funds in the Trust Account to identify and evaluate target businesses, as opposed to acquiring Xynomic. Please explain the reason for this revision.

Response: Pursuant to the Staff’s comment, we have revised the disclosure on page 171 of Amendment No. 3 to Form S-4 to clarify that we intend to use the remaining funds in the Trust Account to acquire Xynomic.

Information about Xynomic

XP-105 and Development Strategies for XP-105, page 185

5.	Please revise Figure 9 on page 187 to also show Grades 4 and 5 or revise the last paragraph on page 187 to disclose each reported SAE in Arm B.

Response: Pursuant to the Staff’s comment, we have added a footnote to Figure 9 on page 187 of the Amendment No.3 to Form S-4 to state that no treatment related Grade 4 or 5 AEs were reported in Arm B.

Executive and Director Compensation of Xynomic Employment

Agreements, page 231

6.	You state here and on page 196 in your revised disclosures that Dr. Zhao's agreement provides for non-competition restrictions for 24 months after the term of his employment, but the agreement provisions do not appear to correspond. Please revise or advise.

Response: Pursuant to the Staff’s comment, a copy of Dr. Zhao’s non-competition agreement that reflects such non-competition restrictions was filed as Exhibit 10.25 to the Amendment No.3 to Form S-4.

Beneficial Ownership of Securities, page 244

7.	We note that your column on the right continues to reflect ownership assuming 67% redemption, even though the maximum permitted redemption has now decreased to 29,041 shares. Update the column if applicable or advise. Please also revise your risk factors disclosure to discuss the high insider ownership that will remain following the business combination.

Response: Pursuant to the Staff’s comment, we have updated the column on the right of the beneficial ownership table on page 245 of the Amendment No.3 to Form S-4 to reflect ownership assuming a redemption of 29,401 public shares, which represents the maximum redemption that could be made while the minimum required net tangible asset balance of $7,500,000 pursuant to the Merger Agreement is maintained. We have also added a risk factor on page 68 of the Amendment No.3 to Form S-4 to discuss the high level of insider ownership that will continue post-business combination.

Financial Statements, page F-2

8.	Please revise the next amendment to include the audit report on Bison Capital's financial statements.

Response: Pursuant to the Staff’s comment, we have included the audit report on Bison Capital's financial statements on page F-1of the Amendment No.3 to Form S-4.

Exhibits

9.	We note your revised 5.1 opinion and refer to our prior comment 7. Your counsel continues to state in the penutlimate paragraph that it relies on the 2017 BVI counsel opinion to provide certain of its opinions, even though the opinions relate to securities of a Delaware entity following the domestication transaction. Please file a revised opinion without this reliance or alternatively, further explain why this assumption is necessary. We also note the revised opinion for the units. Please also file a revised 5.1 exhibit opining that the units will be your binding obligations, and also opines on the shares of common stock that are part of the units. See Section II.B.1.f and h of Staff Legal Bulletin No. 19 for guidance.

Response: Pursuant to the Staff’s comment, we have refiled an updated counsel’s opinion which does not rely on the 2017 BVI counsel opinion as Exhibit 5.1 to the Amendment No.3 to Form S-4.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2210.

Very truly yours,

/s/ James Jiayuan Tong
Name:	James Jiayuan Tong
Title:	Chief Executive Officer

Cc: Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC

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